Exhibit 99.1

For Immediate Release: November 12, 2021

Attention: Business Editors

VERSABANK TO PRESENT AT INVESTOR SUMMIT Q4 (VIRTUAL) CONFERENCE

WEDNESDAY, NOVEMBER 17 AT 9:30 A.M. ET

LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VB; NASDAQ: VBNK), a leader in digital banking and cyber security solutions, today announced that David Taylor, President and Chief Executive Officer, will present (virtually) at the Investor Summit Q4 Conference on Wednesday, November 17, 2021 at 9:30 a.m. ET. A webcast of the presentation will be available in the investor relations section of VersaBank’s website at  www.versabank.com on the “Quarterly Info, Events and Presentations” page. A replay of the presentation will be available on the same page of the web site following the event.

VersaBank will also be participating in virtual one-on-one meetings at the Conference. Institutional investors interested in scheduling a one-on-one meeting should contact Sasha Murray at sasha@investorsummit.com  or Lawrence Chamberlain at lawrence.chamberlain@loderockadvisors.com.

In his presentation, Mr. Taylor will discuss VersaBank’s highly efficient, low-risk digital banking operations, which have generated a compounded annual growth rate in net income of 23% over the past six years based on the Bank’s development and application of its proprietary software to address unmet needs in the banking industry. VersaBank’s digital banking operations are poised for continued outsized growth as its existing lending channels experience a significant increase in origination activity, including the launch of its third lending channel based on its proven software, which will enable it to enter the $200 billion Canadian home financing market, and plans to bring its highly successful Point of Sale financing model to the 1.8 trillion U.S. market. The Bank is also well positioned to continue to grow its low-cost deposits, including through its new, highly-encrypted digital deposit receipt, VCAD, which could function as an A-rated Bank-issued stablecoin, represented 1:1 by Canadian dollar deposits with VersaBank.

Mr. Taylor will also discuss the significant growth opportunity for VersaBank’s wholly-owned, Washington, DC-based subsidiary, DRT Cyber, Inc. DRT Cyber’s VersaVault is the world’s first digital bank vault for securing cryptocurrency, blockchain-based assets and highly sensitive digital documents. Recently, DRT Cyber acquired North American IT security assurances services leader, Digital Boundary Group, as it builds a comprehensive suite of innovative cyber security solutions that address high-demand, underserved segments of this rapidly growing market. DRT Cyber’s Chief Operating Officer, Gurpreet Sahota, previously spent 16 years at BlackBerry, where he helped build and implement its industry-leading cyber security architecture. DRT is chaired by the Honorable Tom Ridge, the first US Secretary of Homeland Security.

ABOUT VERSABANK

VersaBank is a Canadian Schedule I chartered bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange under the symbol VB and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the Toronto Stock Exchange under the symbol VB.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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